Exhibit 99.1

Enthusiast Gaming Announces Raise Your Game Initiative

As women in gaming raise their voices, Enthusiast Gaming continues to support and empower them to also raise their game

LOS ANGELES, Aug. 24, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, announced today the launch of a new inclusivity campaign, Raise Your Game (“RYG”), which was created to support women in gaming and raise awareness for this frequently overlooked, and very powerful, audience segment.

Aligned with the Enthusiast Gaming mission to evolve alongside the ever-changing landscapes of gaming, content creation, and digital media, the Company’s leadership recently made strategic changes that reflect its commitment to diversifying its internal team.

Enthusiast Gaming’s announcement of the Raise Your Game initiative demonstrates the Company’s efforts to bring people together and promote diversity, acceptance, and inclusion within gaming.

“The industry is traditionally male-dominated, but we know that women make up about 46% of the total gaming audience,” commented Amanda Rubin, SVP of Global Sales & Partnerships. “It is hard for these individuals to feel accepted within the current gaming community design. We are out to make a pivotal change for the industry and make a difference in how underrepresented groups are heard. This is why we believe RYG will help dismantle stereotypes and make gaming feel more inclusive.”

RYG will host its inaugural event on August 25th at 5 PM Eastern Time at OS NYC, New York City’s home for gamers, streamers, and content creators. For more information or to reserve a spot at the event, visit the Raise Your Game website.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company that is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with coveted GenZ and Millennial audiences. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience. Visit Enthusiast Gaming for more information.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s RYG initiative and inaugural event.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.